FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Shaolan WANG
Name:	Shaolan WANG
Title:	Chief Financial Officer

Date: November 13, 2007

Exhibit 99.1

Tongjitang Chinese Medicines Company Announces Third Quarter 2007

Financial Results

Revenue Increases 29% to RMB126.9 Million Net Income per ADS of $0.20 or RMB1.48

Reiterates Full Year 2007 Expectations

SHENZHEN, China, November 6, 2007 – Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its unaudited financial results for the third quarter of 2007, ended September 30, 2007.

Highlights for the Quarter Ended September 30, 2007

•

Net revenues increased 29% year over year to RMB126.9 million ($16.9 million)[1], driven by sales of Xianling Gubao (“XLGB”), which grew 2% year over year to RMB82.0 million ($10.9 million) and other core products excluding XLGB, which increased 723% year over year to RMB25.5 million ($3.4 million).

•	Gross margin for the quarter was 63.9%, up significantly from 61.3% year over year and in-line with management expectations.

•	Net income increased 465% year over year to RMB50.1 million ($6.7 million).

•

Net income per ADS was $0.20, and net income per share[2] was RMB0.37 ($0.05) per share. This per share performance reflects the 48% increase year over year in the weighted average number of shares used in the calculations, resulting from the Company’s initial public offering (“IPO”) in March 2007.

Xiaochun Wang, Tongjitang’s Chief Executive Officer and Chairman, stated, “We are very pleased with our strong financial performance in what is seasonally our weakest quarter. Our leading product, XLGB, continues to be the leading TCM osteoperosis product on the market in China and we successfully drove new revenue in our other core product segment by effectively marketing and leveraging our distribution network in the OTC and prescription points of sale. Going forward, we expect to build on the revenue diversification that we demonstrated this quarter. Product pricing remained stable, as we expected, and we are entering the last part of 2007 with considerable sales momentum.”

Net revenues for the third quarter were RMB126.9 million ($16.9 million), up 29% from RMB98.7 million in the third quarter of 2006. Revenue performance reflects strong growth in the Company’s other core products such as Moisturizing and Anti-itching Capsules, which drove other revenue to increase 723% to RMB25.5 million ($3.4 million), as well as continued growth in the Company’s flagship product, XLGB, which increased 2% year over year to RMB82.0 million ($10.9 million).

Gross profit increased 34% to RMB81.1 million ($10.8 million), representing a gross margin of 63.9%, in the third quarter of 2007 compared to RMB60.5 million and 61.3% in the third quarter of 2006, respectively, and compared to RMB93.0 million and 65.9% in the second quarter of 2007, respectively. Tongjitang’s cost of revenues and gross margin were in line with management’s expectations and reflect product mix in the third quarter as well as the price of barrenwort, which remained the same in the third quarter of 2007 as in the second quarter of 2007.

[1]

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2007 were made at the noon buying rate on September 28, 2007 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB7.4928 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.

[2]	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Operating income increased 147% to RMB29.4 million ($3.9 million) from RMB11.9 million in the third quarter of 2006, reflecting a 6% increase in operating expenses to RMB52.0 million ($6.9 million) in the third quarter of 2007 from RMB49.1 million in the third quarter of 2006. Operating expenses include approximately RMB4.3 million ($0.57 million) for costs that management consider unique to the third quarter of 2007, including a public donation to a healthcare fund for publicity efforts, initial promotional expenses to drive sales of Moisturizing & Anti-Itching Capsules, PRC legal fees associated with a court case recognizing Tongjitang as a famous brand in China, and expenses related to barrenwort plantation and clinical trial research.

Net income increased 465% to RMB50.1 million ($6.7 million), or RMB0.37 ($0.05) per share, in the third quarter of 2007 from RMB8.9 million, or RMB0.10 per share, respectively, in the third quarter of 2006. Net income results include interest income and a disposal gain on listed shares associated with the Company’s cash management efforts, as well as other income of RMB4.2 million ($0.56 million) arising from an extinguishment of debt with a creditor. Net income per ADS was $0.20. The Company’s year over year net income per share and net income per ADS comparison directly reflects the 48% increase in weighted average number of shares related to the Company’s IPO, on a year over year basis.

Financial Results for the Nine Months Ended September 30, 2007

For the nine months ended September 30, 2007, revenues increased 25% to RMB416.3 million ($55.6 million) from RMB333.3 million in the first nine months of 2006. During this same time period, gross profit improved 23% to RMB272.3 million ($36.3 million) from RMB222.3 million. Income from operations increased 16% to RMB120.5 million ($16.1 million) from RMB104.3 million in the first nine months of 2006, and net income improved 52% to RMB153.1 million ($20.4 million), or RMB1.23 ($0.16) per share, from RMB100.8 million, or RMB1.12 per share, in the first nine months of 2006. Net income per ADS was $0.66 in the first nine months of 2007. Please note that on a year over year basis, weighted average number of shares outstanding for the first nine months of 2007 increased 38% to 124.0 million.

Balance Sheet

As of September 30, 2007, the Company had cash and cash equivalents of RMB719.5 million ($96.0 million), as well an RMB41.4 million ($5.5 million) deposit for the acquisition of trading securities. This compares to RMB772.3 million as of June 30, 2007. Tongjitang had working capital of approximately RMB1.0 billion ($133.8 million) as of September 30, 2007.

Xiaochun Wang continued, “Our formidable cash position bolsters our ability to execute potential acquisitions. In fact, we are currently in the midst of due diligence on several acquisition targets, which we are evaluating within the boundaries of our strict criteria. We’ll consider profitable opportunities, with traditional Chinese medicine as well as with Western medicine, or we’ll pursue promising product lines with significant revenue and profit growth potential.”

Business Highlights

•

On September 7, 2007, the Company announced that Guizhou Tongjitang Pharmaceutical Company Limited (“Guizhou TJT”), a wholly-owned subsidiary of Tongjitang Chinese Medicines, entered into a Share Purchase Agreement with Guizhou Long-Life Pharmaceutical Company Limited (“Guizhou LLF”) at the end of August 2007 to acquire 100% of the registered capital of Guizhou LLF and relevant intellectual properties for RMB42.2 million in cash. Guizhou LLF produces and markets more than 10 over-the-counter and prescription traditional Chinese medicines as well as nutritional products in China.

•

Tongjitang received preliminary clinical trial results for XLGB. Tongjitang partnered with Synarc, a premier, U.S.-based pharmaceutical organization exclusively dedicated to global clinical trials, to execute the clinical trial. The preliminary results are interesting and encouraging, but not yet definitive without the final report. A comprehensive report is expected to be completed by the end of 2007 or in the first quarter of 2008.

•

In order to retain and motivate Tongjitang’s personnel, both the board of directors and the compensation committee have approved grants of a limited number of restricted shares and share options under its 2006 Share Incentive Plan (the “2006 Plan”) to certain management members and employees. The Plan, which had previously been approved by the Company’s board of directors, was amended and approved by shareholders in the Company’s annual general meeting on October 24, 2007. The amendments comprised the following: (1) while the maximum number of shares issued pursuant to the Plan is 10% of the total and outstanding shares at such time, no more than ten million shares may be issued pursuant to Incentive Share Options (as defined in the Plan); and (2) the Plan shall be effective when initially approved by the board of directors, and it is no longer the case that shareholders’ approval is required.

Financial Outlook

Today, the Company is reiterating its previously announced financial guidance for the full year 2007:

•	revenues in the range of RMB590 million to RMB620 million, driven by sales of XLGB and other principal products in the fourth quarter of 2007; and

•	gross margins sustainable at levels in the mid-60% range.

Additionally, over the long term, the Company expects to capitalize on incremental revenue and income opportunities not yet factored into the above guidance, including:

•

a potential cumulative tax refund of up to RMB16.6 million for Guizhou TJT, resulting from Guizhou TJT enlarging its registered capital in the fourth quarter of 2007 through reinvestment of undistributed retained earnings and according to PRC tax regulation, to be recognized on a quarterly basis through the fourth quarter of 2007 and the full year 2008;

•	acquisitions which enhance the Company’s product portfolio, brand leadership, revenue diversification and profitability;

•	expansion of the sales and marketing network to distribute core products into new pharmacies and hospitals; and

•	new product roll outs from the Company’s product pipeline, which currently includes over 11 potential new products.

These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on November 6, 2007 at 7:00 pm ET (8:00 am Hong Kong Time on November 7, 2007). Listeners may access the call by dialing the following numbers: Northern China toll free: +10 800 714 0970, Southern China toll free: +10 800 140 0945, Hong Kong toll free: +800-965-503, United States toll free: +1-877-704-5379 and International: +1-913-312-1269. Listeners may access the replay through November 13, 2007 by dialing the following numbers: International: +1-719-457-0820, and United States toll free: +1-888-203-1112, Password: 8485115. An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com and will be available through November 13, 2007.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

Safe Harbor Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward -looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1 and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Tongjitang Chinese Medicines Company

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Third Quarter Ended September 30			First Three Quarters Ended September 30
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	98,658	126,949	16,943	333,285	416,344	55,566
Cost of revenues	38,197	45,864	6,121	111,018	143,996	19,218

Gross profit	60,461	81,085	10,822	222,267	272,348	36,348
Advertising expenses	(21,978)	(15,523)	(2,072)	(54,204)	(61,046)	(8,147)
Other selling and marketing expenses	(12,693)	(16,356)	(2,183)	(35,868)	(43,279)	(5,776)
General and administrative expenses	(12,745)	(16,016)	(2,138)	(25,139)	(39,490)	(5,270)
Research and development expenses	(1,635)	(4,109)	(548)	(3,666)	(9,009)	(1,202)
Other operating income	474	285	38	902	1,013	135

Income from operations	11,884	29,366	3,919	104,292	120,537	16,088
Other income (expenses):
Interest income	645	8,751	1,168	1,207	20,359	2,717
Interest expense	(3,716)	(2,843)	(379)	(10,158)	(7,480)	(998)
Government grants	53	6,594	880	5,035	11,348	1,515
Disposal gain on listed shares	–	4,014	536	–	4,263	569
Other income, net	(62)	4,255	568	379	4,467	596

Income before income taxes and minority interest	8,804	50,137	6,692	100,755	153,494	20,487
Provision for income taxes	50	(50)	(7)	50	(411)	(55)
Minority interest	20	23	3	(47)	36	5

Net income	8,874	50,110	6,688	100,758	153,119	20,437

Earnings per share—basic and diluted
Ordinary shares	0.10	0.37	0.05	1.12	1.23	0.16

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	N/A	1.23	0.16

Shares used in computation of earnings per share—basic and diluted
Ordinary shares	90,364,000	133,693,008	133,693,008	89,609,289	121,154,578	121,154,578

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	N/A	2,873,229	2,873,229

(Note)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.4928 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 28, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Dec. 31 2006	Jun. 30 2007	Sep. 30 2007	Sep. 30 2007
	RMB	RMB	RMB	US$
				(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	231,009	772,287	719,470	96,022
Short-term bank deposit	50,000	50,000	50,000	6,673
Deposit for acquisition of trading securities	—	21,904	41,358	5,520
Notes receivable	12,732	11,063	10,640	1,420
Accounts receivable, net of allowance for doubtful accounts	172,102	213,414	236,116	31,512
Amounts due from related parties	2,239	2,224	535	71
Inventories	41,390	57,163	77,499	10,343
Prepaid advertising expenses	26,396	18,732	18,093	2,415
Other prepaid expenses and current assets	21,386	14,698	15,050	2,009

Total current assets	557,254	1,161,485	1,168,761	155,985
Property, plant and equipment, net	151,568	151,840	153,613	20,501
Land use rights, net	19,099	18,919	18,832	2,513
Deposits for acquisition of property, plant and equipment, and intangible assets	10,323	14,388	13,102	1,749
Acquired intangible assets, net (Note 2)	9,940	8,974	90,624	12,095
Deferred tax assets	688	688	3,543	473

Total assets	748,872	1,356,294	1,448,475	193,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	27,100	85,100	83,100	11,091
Accounts payable	19,874	16,049	19,301	2,576
Amounts due to related parties	1,938	1,920	1,911	255
Accrued expenses and other current liabilities	64,461	49,227	46,109	6,154
Deferred tax liabilities	—	—	12,893	1,721
Income taxes payable	19,109	9,789	2,673	357

Total current liabilities	132,482	162,085	165,987	22,154
Long-term bank loans	118,000	32,000	81,000	10,810

Total liabilities	250,482	194,085	246,987	32,964

Minority interest	683	669	646	86

Mezzanine equity:
Ordinary shares	120,643	—	—	—
Shareholders’ equity	377,064	1,161,540	1,200,842	160,266

Total liabilities and shareholders’ equity	748,872	1,356,294	1,448,475	193,316

(Note 1)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.4928 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 28, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in the third quarter and hence the net book value for intangible assets is preliminary and subject to revision once we complete the valuation exercise.

CONTACT

Integrated Corporate Relations, Inc.

In the U.S.:

Ashley Ammon MacFarlane and Christine Duan

203-682-8200 (Investor Relations)

or

In Asia:

Xuyang Zhang

86-10-8523-3087 (Investor Relations)